UNITEDSTATE
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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Credit Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Spear Road Suite 102
(No. and Street)

Ramsey (City) NJ (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Priolo 201-669-3433 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105 (Address), Covington (City), Georgia (State) 30014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Vincent Priolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Credit Partners, LLC, as of February 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE A. BROWN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 29, 2010

[signature]
Signature

President
Title

Carrie Brown 2-27-06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CREDIT PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2005 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

GLOBAL CREDIT PARTNERS, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
GLOBAL CREDIT PARTNERS, LLC

We have audited the accompanying statement of financial condition of Global Credit Partners, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Credit Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 24, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

GLOBAL CREDIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	9,156
Commissions and interest receivable		205,451
Cash deposits with clearing organizations		228,241
Prepaid expenses		9,899
Total current assets		452,747
FURNITURE AND EQUIPMENT		39,366
Less accumulated depreciation		(1,944)
Furniture and equipment - net		37,422
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $189		1,701
Deposits		5,748
Total other assets		7,449
TOTAL	$	497,618

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Current portion of long-term debt	$	10,643
Commissions payable		152,160
Total current liabilities		162,803
LONG-TERM DEBT, LESS CURRENT PORTION		17,276
TOTAL LIABILITIES		180,079
MEMBER'S EQUITY		317,539
TOTAL	$	497,618

See Independent Auditors' Report and
Notes to Financial Statements.

GLOBAL CREDIT PARTNERS, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$	611,718
Interest		40,496
Total revenue		652,214
EXPENSES:		
Salaries and wages		464,082
Clearing		45,697
Research		33,990
Legal and professional fees		29,513
Rent		16,412
Office		8,696
Taxes and licenses		13,652
Insurance		11,949
Licenses and permits		8,510
Telephone		5,703
Depreciation		1,944
Utilities		1,464
Auto expenses		1,075
Interest and finance charges		983
Postage and delivery		846
Travel		708
Meals and entertainment		663
Practice development		255
Amortization		189
Dues and subscriptions		150
Bank charges		15
Total expenses		646,496
NET INCOME		5,718
MEMBER'S CONTRIBUTIONS		311,821
MEMBER'S EQUITY, DECEMBER 31	$	317,539

See Independent Auditors' Report and
Notes to Financial Statements.

GLOBAL CREDIT PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net income	$	5,718
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		2,133
Increase in receivables		(205,451)
Increase in deposits from clearing organizations		(228,241)
Increase in prepaid expenses		(9,899)
Increase in accounts payable and accrued liabilities		152,160
Net cash used by operating activities		(283,580)
INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(39,366)
Purchase of organization costs		(1,890)
Cash deposits		(5,748)
Net cash used by investing activities		(47,004)
FINANCING ACTIVITIES:		
Proceeds from debt		27,919
Member's contributions		311,821
Net cash provided by financing activities		339,740
NET INCREASE IN CASH		9,156
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	9,156
SUPPLEMENTAL DISCLOSURE		
Interest paid	$	983

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Credit Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and became a member the National Association of Securities Dealers (NASD) on June 20, 2005. The Company is located in New Jersey. The Company was organized as a Delaware limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, insurance and investment advisory.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five and seven years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **RECEIVABLE - CLEARING ORGANIZATION**

The amounts receivable from the clearing organization for the year ended December 31, 2005 was $205,451. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $258,048, which was $244,017 in excess of its required net capital of $14,031. The Company's percentage of aggregate indebtedness to net capital was 70%.

4. **RELATED PARTY TRANSACTIONS**

The sole member contributed $311,821 to the Company in 2005, and is reflected as member's contributions on the statement of changes in member's equity. The sole member was paid a salary by the Company of $56,773 for the year ended December 31, 2005 which is reflected on the statement of operations as salaries.

5. **NOTE PAYABLE**

Term note bearing interest at 6.5%, due in monthly installments of $1,012 through June 28, 2008 and is personally guaranteed by the sole member.

6. **EXEMPTIVE PROVISION**

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is Pension Financial Services.

7. **SUBSEQUENT EVENT**

In February, 2006, the Company offered a valued employee 6.6% of the Company. The employee would be granted another 6.6% on the employee's employment anniversary, which is August, each year until the employee achieves a maximum of one-third ownership in the Company. The offer is expected to be accepted in the first quarter of 2006 and the second grant is expected to be accepted in August, 2006.

GLOBAL CREDIT PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

		SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	317,539
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Furniture and equipment - net		(37,422)
Prepaid expenses		(9,899)
Deposits		(5,748)
Other securities		(4,565)
Organizational costs - net		(1,701)
Nonallowable commissions receivable		(156)
NET CAPITAL		258,048
AGGREGATE INDEBTEDNESS:		
Comissions payable		152,160
Note payable		27,919
Total aggregate indebtedness		180,079
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum dollar net capital requirement		14,031
Excess net capital		244,017
Excess net capital at 1,000 percent		221,712
Percentage of aggregate indebtedness to net capital		70%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN Part II of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		231,833
Audit adjustments to record additional revenue		25,211
Audit adjustments to reduce expenses		1,004
NET CAPITAL PER ABOVE	$	258,048

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
Global Credit Partners, LLC

In planning and performing our audit of the financial statements of Global Credit Partners, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J Bowden

Wade J Bowden & Company CPAs, P.C.
January 31, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM